EXECUTION COPY
                                                             --------------



                                                          November 21, 2001



Mr. Javier Mondragon Alarcon
General Counsel
Telefonos de Mexico, S.A. de C.V.
Parque Via 190, Piso 10
Col. Cuauhtemoc
06599 Mexico, D.F.

Dear Mr. Mondragon Alarcon:

          In connection with our proposed joint investment (the
"Investment") in XO Communications, Inc. (the "Company"), Forstmann Little & Co. ("Forstmann Little") and Telefonos de Mexico, S.A. de C.V.
("Telmex"), hereby agree and acknowledge as follows:

     1. Attached hereto as Exhibit A is a draft term sheet (the "Term Sheet") among certain funds controlled by Forstmann Little and the Company regarding the terms of the Investment. Telmex acknowledges that it has reviewed and approves of the Term Sheet, it is the "Investor/Partner" referred to therein and it understands that the Term Sheet will be presented to the Company in connection with the Investment. Forstmann Little agrees to keep Telmex apprised of all material developments in the negotiations between Forstmann Little and the Company regarding the Term Sheet and to consult with Telmex regarding any material changes thereto. Forstmann Little acknowledges that Telmex will not be bound by any provision of the Term Sheet that differs materially from the draft of the Term Sheet attached hereto. At the time of execution of the Term Sheet by the Company, Forstmann Little shall disclose to the Company the identity of the Investor/Partner.

     2. At any time prior to the Board Representation Date (as defined in the Term Sheet), Telmex shall be entitled to instruct Forstmann Little that, in connection with Forstmann Little's nomination of directors to the board of directors of the Company (the "Company Board"), Forstmann Little shall include among its nominees up to the Maximum Number (as defined below) of individuals identified by Telmex who are independent of, and not affiliated with, either Telmex or the Company ("Telmex Independent Designees"). "Maximum Number" means the product of (i) the total number of directors on the Company Board times (ii) the percentage of the total number of outstanding shares of Common Stock owned by Telmex, rounded up to the nearest whole number, provided that in no event shall the Maximum Number exceed the number of directors on the Company Board appointed or nominated by Forstmann Little (excluding the Telmex Independent Designees). Pursuant to the Shareholders Agreement, Forstmann Little shall agree to vote its shares of Class A Common Stock for the election of the Telmex Independent Designees to the Company Board. At the Board Representation Date, the Telmex Independent Designees shall resign from the Company Board and shall be replaced by the number of persons designated by Telmex that Telmex is then entitled to designate to the Company Board. Prior to the Board Representation Date, Forstmann Little shall consult with representatives of Telmex at least monthly regarding the business, finances and prospects of the Company, including, without limitation, the matters the Term Sheet provides are to be considered by the Executive Committee (as defined in the Term Sheet) and the matters referred to under the heading "Veto Rights" in the Term Sheet; provided that the information provided to Telmex in connection with such consultations shall not include information that Forstmann Little's antitrust counsel has determined should not be the subject of such consultations.

     3. From and after the fourth anniversary of the Closing (as defined in the Term Sheet), if the Company receives a proposal regarding a Major Event (as defined in the Term Sheet), then Forstmann Little and Telmex shall, as soon as reasonably practicable, engage in good faith discussions regarding the desirability and timing of such possible Major Event. If Forstmann Little and Telmex do not reach agreement regarding such Major Event, then the Investor which does not support the Major Event shall be entitled to present a competing Major Event to the Company Board and if such competing Major Event is in the good faith judgment of the Company Board, after consulting with its legal counsel and financial advisors, at least equal in all material respects to the previously proposed Major Event, the Major Event proposed by the Investor shall be accepted.

          To the extent the terms of this letter are inconsistent with the terms of the Term Sheet under the heading "Standstill", the terms of this letter shall prevail.

     4. Each party hereto acknowledges and agrees that until June 30, 2002, such party and its affiliates shall not, (x) solicit or engage in any discussions or negotiations with, or provide any information to, any other person or entity regarding any investment in, or any business combination, other change of control transaction or restructuring involving, the Company, or
          (y) purchase any equity or debt securities of the Company, provided, however, that if either party hereto no longer wishes to proceed with the Investment, such party shall deliver a written notice to such effect to the other party hereto (the "Notified Party"), in which event the Notified Party and its affiliates shall no longer be bound by the terms of this paragraph 2. Until a party hereto is no longer bound by the terms of the preceding sentence, such party shall notify the other party promptly upon receipt of any other proposal regarding any investment in, or any business combination, other change of control transaction or restructuring involving, the Company.

     5. Telmex shall be entitled to structure its portion of the Investment in such a manner that is economically equivalent to the investment in Class C Common Stock described in the Term Sheet but that takes into consideration any relevant regulatory matters.

     6. Telmex shall be entitled to transfer its Investment, including any rights and interests of Telmex in the Investment and any shares of Common Stock or other equity or debt securities of the Company that Telmex may acquire as part of or in connection with the Investment, to any majority-owned subsidiary of Telmex.


          If the foregoing is acceptable to you, please sign and date this letter on the appropriate spaces below, whereupon this letter agreement will become a binding agreement between the parties hereto.

                                      Sincerely,

                                      FORSTMANN LITTLE & CO.




                                      By:/s/ Sandra J. Horbach
                                         -------------------------------------
                                         Name:  Sandra J. Horbach

Agreed to and accepted this
21st day of November, 2001

TELEFONOS DE MEXICO, S.A. DE C.V.



By:/s/ Javier Mondragon Alarcon
   ---------------------------------
   Name:  Javier Mondragon Alarcon
   Title: General Counsel